Mail Stop 3561

July 24, 2009

Kenneth L. Hignett
Chief Financial Officer
Morgan's Food, Inc.
4829 Galaxy Parkway, Suite S
Cleveland, Ohio 44128

      Re: Morgan's Foods, Inc.
             Form 10-K for the year ended March 1, 2009
             Filed June 1, 2009
             File No. 1-08395

Dear Mr. Hignett:

We have reviewed your response letter dated July 13, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended March 1, 2009

Note 5. Debt, page 30

1.	We note your response to our prior comment number one and the revised
	disclosures in your amended Form 10-K for the fiscal year ended March 1,
	2009. However, we refer to your disclosure included in Note 3 on page 7 of
	Form 10-Q for the quarter ended May 24, 2009 that states "As of May 24,
	2009, the Company entered into a loan modification agreement covering a
	portion of its debt which reduced the consolidated fixed charge coverage ratio
	to 1.15 to 1 from 1.20 to 1 and increased the funded debt to EBITDAR ratio
	to 6.15 from 5.5 for the first, second and third quarters of fiscal 2010 and was
	in compliance with those requirements". Based on the loan modifications and
	your compliance with the revised covenants at May 24, 2009, it appears that
	the related debt has been classified as long-term. In this regard, it is unclear
	to us why you believe such debt should be classified according to its
	contractual payment terms at May 24, 2009 when it appears that the loan
	modification changes the terms of the covenants with which you must comply
	for a period of less than 12 months. Please tell us and explain in the notes to
	your financial statements in future filings how the guidance in EITF 86-30
	was considered in classifying this debt as long-term debt in your financial
	statements at May 24, 2009.

Note 7. Net Income (Loss) Per Common Share, page 35

2.	We note your response to our prior comment number two. Please confirm
	that you will provide the disclosures required by paragraphs 40(c) of SFAS
	No. 128 for each period an income statement is presented.

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	You may contact Effie Simpson at (202) 551-3346 or myself at (202) 551-
3813 if you have questions regarding comments on the financial statements and
related matters.

Sincerely,

Linda Cvrkel
Branch Chief